UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 5, 2024, SHL Telemedicine Ltd. (the “Company”) announced that a Special General Meeting of Shareholders of the Company (the “Special General Meeting”) will be held on Tuesday, December 10, 2024, at 5:00 p.m., Israel time, at the offices of the Company at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, and published its Proxy Statement in connection with the Special General Meeting.  The Notice of Special General Meeting of Shareholders and the Proxy Statement in connection with the Special General Meeting are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

A copy of the Voting Instruction Form for holders of the Company’s American Depositary Shares (“ADSs”) being distributed by The Bank of New York Mellon, the Depositary for the Company’s ADS program, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

A form of Voting Ballot for holders of the Company’s ordinary shares is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

This Report on Form 6-K, including the Notice for the Special General Meeting, the Proxy Statement, the Voting Instruction Form for holders of the Company’s ADSs and the form of Voting Ballot for holders of the Company’s ordinary shares attached to this Report on Form 6-K, will also be made available on the Company’s corporate website at www.shl-telemedicine.com.  Information contained on, or that can be accessed through, the Company’s website, does not constitute a part of this Report on Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Special General Meeting.  The Company has included its website address in this Report on Form 6-K solely as an inactive textual reference.  The Company will post on its website any materials in connection with the Special General Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

Exhibit	Description

99.1	Notice of the Special General Meeting of Shareholders of SHL Telemedicine Ltd. and Proxy Statement for the Special General Meeting of Shareholders of SHL Telemedicine Ltd.
99.2	Voting Instruction Form for holders of American Depositary Shares.
99.3	Form of Voting Ballot for holders of Ordinary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd. By: /s/ Amir Hai Amir Hai Chief Financial Officer

November 5, 2024